November 17, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

Re:	7 Days Group Holdings Limited
Registration Statement on Form F-1
File No. 333-162806

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of 7 Days Group Holdings Limited that the effective date of the above-captioned Registration Statement be accelerated so that it shall become effective at 4:00 p.m. Eastern Standard Time on Thursday, November 19, 2009, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated November 6, 2009 (the “Preliminary Prospectus”) commenced November 9, 2009 and continued through November 17, 2009. Nine thousand six hundred and five (9,605) copies of the Preliminary Prospectus have been distributed to prospective underwriters, institutional investors, dealers and others.

Sincerely,

J.P. MORGAN SECURITIES INC.

CITIGROUP GLOBAL MARKETS INC.

    As representatives of the several underwriters

J.P. MORGAN SECURITIES INC.

By:	/s/ Peter Tilman Clark
Name:	Peter Tilman Clark
Title:	Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eugene Qian
Name:	Eugene Qian
Title:	Managing Director

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